Terms of the Notes

The Contingent Income (with Memory Feature) Auto-Callable Yield Notes Linked to the Least Performing of the Class A Common Stock of Alphabet Inc. and the Common Stock of UnitedHealth Group Incorporated (the “Notes”) provide a quarterly Contingent Coupon Payment of at least $22.50 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of each Underlying Stock is greater than or equal to its Coupon Barrier. The coupon per $1,000 in principal amount of Notes payable on the related Contingent Payment Date will equal (i) the product of at least $22.50 times the number of Contingent Payment Dates that have occurred up to the relevant Contingent Payment Date (inclusive of the relevant Contingent Payment Date) minus (ii) the sum of all Contingent Coupon Payments previously paid. The actual contingent coupon rate will be determined on the pricing date. Beginning with the January 7, 2025 Call Observation Date, if the Observation Value of each Underlying Stock is greater than or equal to 100% of its Starting Value on any Call Observation Date, the Notes will be automatically called, in whole but not in part, at an amount equal to 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, unless previously automatically called.
Underlying Stocks:	The Class A common stock of Alphabet Inc. (Nasdaq Global Select Market symbol: “GOOGL”) and the common stock of UnitedHealth Group Incorporated (New York Stock Exchange ("NYSE") symbol: “UNH”).
Pricing and Issue Dates*:	October 7, 2024 and October 9, 2024, respectively.
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	57.75% of the Starting Value.
Threshold Value:	57.75% of the Starting Value.
Call Value:	100% of the Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of each Underlying Stock is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment per $1,000.00 in principal amount of Notes on the applicable Contingent Payment Date (including the Maturity Date) equal to (i) the product of at least $22.50 times the number of Contingent Payment Dates that have occurred up to the relevant Contingent Payment Date (inclusive of the relevant Contingent Payment Date) minus (ii) the sum of all Contingent Coupon Payments previously paid. The actual Contingent Coupon Payment will be determined on the pricing date.
Automatic Call:	Beginning with the January 7, 2025 Call Observation Date, all (but not less than all) of the Notes will be automatically called if the Observation Value of each Underlying Stock is greater than or equal to its Call Value on any Call Observation Date. If the Notes are automatically called, the Early Redemption Amount will be paid on the applicable Call Payment Date. No further amounts will be payable following an Automatic Call.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$920.00 - $970.00 per $1,000 in principal amount of Notes.
Underwriting Discount:*	$20.00 (2.00% of the public offering price) per Note.
CUSIP:	09711FR41.
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105724012364/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity

Underlying Stock Return of the Least Performing Underlying Stock	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,022.50(2)	2.25%
50.00%	$1,022.50	2.25%
40.00%	$1,022.50	2.25%
30.00%	$1,022.50	2.25%
20.00%	$1,022.50	2.25%
10.00%	$1,022.50	2.25%
5.00%	$1,022.50	2.25%
2.00%	$1,022.50	2.25%
0.00%	$1,022.50	2.25%
-10.00%	$1,022.50	2.25%
-20.00%	$1,022.50	2.25%
-30.00%	$1,022.50	2.25%
-40.00%	$1,022.50	2.25%
-42.25%	$1,022.50	2.25%
-42.26%	$577.40	-42.26%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity, and assumes that the relevant Contingent Coupon Payment has been made on each prior Contingent Payment Date.

(2)   This amount represents the sum of the principal amount and the final Contingent Coupon Payment(assuming that each prior quarterly Contingent Coupon Payment has been made on the related Contingent Payment Date).

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to a potential Automatic Call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.
•	You may not receive any Contingent Coupon Payments.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect changes in the prices of the Underlying Stocks other than on the Observation Dates or Call Observation Dates, as applicable.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlying Stocks, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Observation Value or Ending Value of one Underlying Stock is greater than or equal to its Coupon Barrier or Threshold Value, as applicable.
•	Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value.
•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
•	The terms of the Notes will not be adjusted for all corporate events that could affect an issuer of an Underlying Stock.
•	The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated September 25, 2024, Product Supplement STOCK-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement STOCK-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.